[CC Letterhead]

August 28, 2009

VIA EDGAR AND BY HAND

Mr. Thomas Kluck

Mr. Duc Dang

Division of Corporation Finance

Mail Stop 3010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Two Harbors Investment Corp.
Amendment No. 1 to Form S-4
File No. 333-160199
Filed August 5, 2009

Dear Mr. Kluck:

On behalf of our client, Two Harbors Investment Corp. (“Two Harbors”), a Maryland corporation, set forth below are the responses of Two Harbors to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated August 21, 2009 (the “August 21 Letter”), with respect to Amendment No. 1 to the Registration Statement (the “Registration Statement”) on Form S-4 (Registration No. 333-160199) filed by Two Harbors on August 5, 2009. The responses to the Staff’s comments are set out in the order in which the comments were set out in the August 21 Letter and are numbered accordingly.

We have enclosed with this letter a marked copy of Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which was filed today by Two Harbors via EDGAR, reflecting all changes to the Registration Statement. Page numbers referred to in the responses reference the applicable pages of Amendment No. 2 unless otherwise noted.

General

1.	We note your response to comment 2 of our letter dated July 24, 2009 that the maximum price Capitol intends to offer in the side purchases would be the per share conversion price. Please revise to clarify whether there is any limit on the per share price Capitol or its affiliates would pay in the side purchases used to change negative votes and conversions. If you disclose that the hard limit on the side purchase price is the per share conversion price, please revise to discuss why shareholders would enter into such arrangements since it is not clear why a shareholder that has voted against the proposals and seeks conversion would enter into side purchase arrangement unless the price offered is greater than the per share conversion price.

The maximum cash purchase price that will be offered by Capitol Acquisition Corp. (“Capitol”), the officers and directors of Capitol (“Capitol Founders”), Two Harbors and their respective affiliates in the above-referenced purchase arrangements will be the per-share conversion price. We have revised the disclosure on page 80 of the Registration Statement to indicate the foregoing. We have further revised the disclosure on page 80 of the Registration Statement to indicate that entering into such purchase arrangements (and agreeing to vote in favor of the merger) provides the holder with greater certainty that the transaction will be consummated, in which event such holder will receive his conversion proceeds promptly. If the transaction is not consummated, a holder would have to wait until Capitol liquidates in connection with its dissolution to receive liquidation proceeds, which liquidation could take 60 days or more to complete.

2.	We note your response to comment 3 of our previous letter that you anticipate Capitol would approach holders who have voted against the proposals and sought conversion. Information about the side purchases appears material to investors because it changes the amount of assets available for investment and the shareholder base used to spread the investment risk. As such, please revise to discuss how shareholders will be notified of the side purchases, if any are utilized, prior to the closing of your shareholders meeting. Also, if purchases are made, please revise to clarify if you will provide shareholders that have voted for the merger via proxy with additional time to reconsider their vote.

The disclosure on page 80 of Amendment No. 1 to the Registration Statement indicated as follows:

“Capitol will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the merger proposal or the conversion threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons. If members of Capitol’s board of directors or officers make purchases pursuant to such arrangements, they will be required to report these purchases on beneficial ownership reports filed with the SEC.”

Accordingly, we have not revised the disclosure in the Registration Statement in response to the first portion of the Staff’s comment.

With respect to the second portion of the Staff’s comment, Capitol will not be providing holders of Public Shares with additional time to reconsider their vote should the above-referenced arrangements be entered into prior to the meeting because a condition to the consummation of the merger is that there be at least $100 million contained in Capitol’s trust account (after payment of transaction fees and expenses, deferred underwriting discounts and commissions, tax liabilities and reimbursement of expenses of the Capitol Founders and to make purchases of shares as referenced in the Staff’s comment) for use by Two Harbors in its business. As holders of shares are making their decision to vote for or against the merger with the knowledge that there will be as little as $100 million available to Two Harbors to operate its business, the entry into such arrangements will not further impact this analysis. We have revised the disclosure on page 82 of the Registration Statement to indicate the foregoing.

3.	We note your responses to comments 5 and 14, and the revised disclosure on page 7 that converting shareholders will not have a rescission claim since they will not hold their shares. It appears that, based on Sections 11 and 12 of the Securities Act of 1933, shareholders who dispose of their shares after receiving Capitol’s proxy may still have a claim against Capitol and its management. Please refer to Sections 11 and 12 and revise your disclosure accordingly.

We have revised the disclosure throughout the Registration Statement to clarify that each person who purchased shares in Capitol’s initial public offering and still held such shares after learning of the facts disclosed in the Registration Statement under the section titled “The Merger Proposal — Rescission Rights” may have securities law claims against Capitol for rescission or damages as requested.

4.	We note your response to comment 6 of our previous letter. If Capitol and its affiliates are able to offer more than the per share conversion price, please revise to explain how paying a premium to change the votes, which are illustrations of shareholder intent, is in of the best interest of all shareholders.

As indicated above in response to Comment 1, the maximum cash purchase price that will be offered in the above-referenced purchase arrangements will be the per-share conversion price. Accordingly, we respectfully do not believe any further disclosure is required in response to this comment.

5.	In connection with your response to comment 6, we note that you may use a third party “aggregator” to buy such shares from holders that refuse to sell to Capitol or its affiliates. Please revise to clarify if the purchases would be made before the closing of the shareholders’ meeting. Also, clarify if the aggregator is limited to the per share conversion price as the maximum it may offer shareholders who submitted negative votes and disclose the maximum fee you would be willing to pay the aggregator. Please revise to explain how the use of an aggregator would be in the best interest of your shareholders, considering it depletes the proceeds available for investment even more than the conversions. Discuss this effect on the per share book value on remaining shareholders. Also, revise to explain how and when shareholders will be notified of such actions.

In response to the first point of the Staff’s comment, we have revised the disclosure on page 81 of the Registration Statement to indicate that purchases of shares by an “aggregator” would be made prior to the stockholder meeting.

In response to the first part of the second point of the Staff’s comment, we have revised the disclosure on page 81 of the Registration Statement to indicate that the maximum purchase price that the “aggregator” will pay is the per-share conversion price at the time of the business combination. However, with respect to the second part of the Staff’s second point, as indicated on page 80 of Amendment No. 1 to the Registration Statement, the parties do not currently anticipate needing to engage the services of such an aggregator, and therefore neither Capitol, Two Harbors nor their respective affiliates has entered into any type of negotiations or discussions with any aggregator. As a result, there is no current maximum fee that would be paid. Furthermore, the disclosure on page 80 of Amendment No. 1 to the Registration Statement indicated that the additional fee payable to the aggregator would not be significant. Moreover, as described below in response to Comment 8, any arrangement that is entered into would be disclosed by Capitol in a Current Report on Form 8-K so that stockholders are made aware of the actual fee that is paid in the transaction. Therefore, we have not revised the disclosure in the Registration Statement in response to this portion of the Staff’s comment.

In response to the third point of the Staff’s comment, the disclosure on page 80 of Amendment No. 1 to the Registration Statement indicated that “the parties believe it will be in the best interests of stockholders that are voting in favor of the transaction since the retention of the aggregator can help ensure that the transaction will be completed and the additional fee payable to the aggregator is not significant.” Accordingly, we have not made any further revisions to the disclosure in the Registration Statement in response to this point of the Staff’s comment.

In response to the fourth point of the Staff’s comment, the effect of purchases made by any aggregator will be the same as any holder who seeks conversion rights with respect to his shares since the maximum purchase price to be paid by Capitol to an aggregator would be the per-share conversion price. The only difference between the two situations would be that Capitol might be obligated to pay a fee to such aggregator. However, because such fee would not be significant (as discussed above in response to the second point of this comment), this difference would not have a material effect on the per share book value of remaining stockholders. Accordingly, we respectfully do not believe that any revision to the disclosure in the Registration Statement is necessary in response to this point of the Staff’s comment.

In response to the fifth point of the Staff’s comment, as indicated above in response to Comment 2, the disclosure on page 80 of Amendment No. 1 to the Registration Statement already indicated as follows:

“Capitol will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the merger proposal or the conversion threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons. If members of Capitol’s board of directors or officers make purchases pursuant to such arrangements, they will be required to report these purchases on beneficial ownership reports filed with the SEC.”

We have revised such disclosure on page 82 of the Registration Statement to clarify that the phrase “aforementioned persons” includes third party aggregators.

6.	We note your response to comment 7 and the blanks on page 7 for the figures associated with the fees and expenses related to the proposed transaction. Please revise to quantify those estimates and disclose the amounts used to date.

We have revised the disclosure on page 7 of the Registration Statement as requested.

7.	We note your response to comment 7 that Capitol’s IPO expenses to consummate an initial public offering of securities are totally separate and distinct from the proposed transaction. We also note your disclosure on page 73 that Two Harbors was expected to have approximately 97% of the amount held in the trust account available for investment compared to the 90% to 92% of offering proceeds that are typically available upon closing of an initial public offering by a mortgage REIT. Please advise whether the 97% figure takes into account Capitol’s IPO offering expenses, working capital expenses, and fees and expenses associated with the transaction, as applicable. If not, please revise the disclosure throughout the prospectus to include these costs and compare the amount available for investment since the closing of Capitol’s IPO.

In response to this comment and based on our subsequent discussions with the Staff, we respectfully note to the Staff that Capitol’s public stockholders, in considering whether to vote for the merger proposal or vote against the proposal and exercise their conversion rights, are effectively being asked to choose between receiving the amounts currently held in Capitol’s trust account (which, as of June 30, 2009, would amount to approximately $9.87 per public share upon conversion) or making such amounts, after payment of transaction and other expenses, available to Two Harbors for investment in Two Harbors’ targeted asset classes. As a result, we respectfully submit that the expenses related to Capitol’s initial public offering are not relevant to public stockholders in connection with this decision, except in the case of the underwriters’ deferred underwriting discounts and commissions which will influence the amount available to Two Harbors upon completion of the merger. The 97% figure referenced in this comment was based upon, at the time Capitol’s board approved the transaction, what the parties believed to be the estimated fees and expenses associated with the merger and the amount of the deferred underwriting discounts and commissions. We have clarified the disclosure on page 74 that the 97% figure took into account such deferred underwriting discounts and commissions, but not the other expenses occurred in connection with the initial public offering or other working capital expenses unrelated to the transaction. In addition, as described below in our response to Comment 35, we have provided additional details with respect to the disclosure that was previously included on page 73 of Amendment No. 1 to the Registration Statement.

8.	We note your response to comment 9 and have referred it and this registration statement to the Division’s Office of Mergers and Acquisition. We may have further comment.

Based on our subsequent discussions with the Staff, we understand that the Division’s Office of Mergers and Acquisitions has requested that:

•	We identify Two Harbors’ sponsor.

In response to this request, we have added disclosure on pages 136 and 161.

•	We explain why the “non-cash arrangements” referred to in the Registration Statement are not premiums as referred to in the Wellman v. Dickinson tender offer test.

Capitol, the Capitol Founders, Two Harbors and their respective affiliates may enter into transactions with potential investors or existing holders of shares of Capitol in order to induce such potential investors or existing holders to purchase shares and/or vote in favor of the merger proposal with respect to currently owned shares and, in each case, to remain a stockholder of Two Harbors following consummation of the merger. There would be no limit on the amount of consideration that may be paid to the potential investors or existing holders of shares pursuant to these arrangements. The consideration could be cash or other non-cash consideration (such as the transfer of warrants held by the Capitol Founders). We have revised the disclosure on page 81 of the Registration Statement to indicate the foregoing. As these transactions would not result in any shares being purchased by Capitol, the Capitol Founders, Two Harbors or their respective affiliates, they would not be subject to the Wellman v. Dickinson tender offer test.

•	We clarify whether a third party aggregator would conceal that it was acting on behalf of Capitol.

As indicated in response to Comment 2 above, the disclosure on page 80 of Amendment No. 1 to the Registration Statement indicated as follows:

“Capitol will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the merger proposal or the conversion threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons. If members of Capitol’s board of directors or officers make purchases pursuant to such arrangements, they will be required to report these purchases on beneficial ownership reports filed with the SEC.”

In response to the fifth point of Comment 5 above, we have revised such disclosure to clarify that the phrase “aforementioned persons” includes third party aggregators.

•	We clarify whether an aggregator, when it purchases shares, will actively solicit the shares or will only solicit stockholders who have communicated that they wish to sell their shares?

We have revised the disclosure on page 81 of the Registration Statement to indicate that aggregators will purchase shares from holders that have already indicated an intention to sell their shares and/or vote against the merger proposal.

9.	We note your response to comment 10 and have referred it and this registration statement to the Division of Investment Management. We may have further comment.

We acknowledge the referral and the fact that you may have further comments.

10.	We note your reference in the prospectus to the Treasury Department’s Public-Private Investment Program (PPIP). Please tell us whether you expect to participate in the PPIP. If there is a reasonable possibility that you will purchase assets through this program and accept the guarantees associated with the program, please revise to describe the specific programs, such as the legacy loans program and the legacy securities program, and the possibility of acquiring loans and real estate related assets in this manner.

We have added additional disclosure respecting the Legacy Loans Program on page 148 under the section titled “Business of Two Harbors — Two Harbors’ Financing Strategy” and on page 188 under the section titled “Two Harbors’ Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” However, based on the current status of the Public-Private Investment Program, Two Harbors does not expect to participate in the program.

11.	Please update the financial statements and financial information to comply with Rule 3-12 of Regulation S-X, including your pro forma financial statements.

We have updated the historical financial statements and financial information related to Capitol and the pro forma financial statements as requested. We respectfully note that the historical financial statements of Two Harbors are not required to be updated pursuant to Rule 3-12 of Regulation S-X.

Prospectus Cover Page

12.	In connection with your response to comment 1, please revise to provide cover page risk factors. Please refer to Section 1.D of Industry Guide 5.

We have revised the cover page to include cover page risk factors as requested.

Summary of the Material Terms of the Merger, page 1

13.	Please revise your disclosure here and elsewhere where you discuss Pine River’s experience to provide balance by clarifying the date at which Pine River began managing RMBS.

We have added the requested disclosure on pages 2, 64, 136 and 139.

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 14

14.	Please tell us exactly how you complied with the disclosure requirements referenced in your response to comment 15. Note that the per share information under Item 3(f) is required for Two Harbors as the registrant and Capitol as the company on a historical and pro forma or equivalent pro forma basis. Additionally, Item 3 specifies that the information should be included in the forepart of the prospectus in a summary.

In response to this comment and based on our subsequent discussions with the Staff, we have included the historical and pro forma share data required by Item 3(f) of Form S-4 on page 17.

Risk Factors, page 15

15.	We note your response to comment 16. Please note that the comment applied to the section as a whole and not just the risk factors identified as examples, since your risk factor section is over 30 pages long. For instance, the risk factor on page 17 addressing the maintenance of the 1940 Act exemption still contains more detail that is appropriate for discussion later in the document. As such, that risk factor should be revised to provide brevity. Please revise your disclosure in this section accordingly.

We have further revised this section in response to this comment. Specifically, we have revised the above referenced risk factor on pages 19 and 20 and the risk factors referenced in our response to Comment 16, and we have also revised or removed the following additional risk factors: “Two Harbors operates in a highly competitive market and competition may limit its ability to acquire desirable assets,” “Two Harbors has no operating history and may not be able to successfully operate its business or generate sufficient revenue to make or sustain distributions to its stockholders,” “Difficult conditions in the mortgage and residential real estate markets may cause Two Harbors to experience market losses related to its holdings, and Two Harbors does not expect these conditions to improve in the near future,” “Two Harbors expects to use leverage in executing its business strategy, which may adversely affect the return on its assets and may reduce cash available for distribution to its stockholders, as well as increase losses when economic conditions are unfavorable,” “Two Harbors’ rights under its repurchase agreements may be subject to the effects of the bankruptcy laws in the event of the bankruptcy or insolvency of its lenders under the repurchase agreements,” “Two Harbors expects that certain of its financing facilities may contain covenants that restrict its operations and may inhibit its ability to grow its business and increase revenues,” “Two Harbors may seek to obtain financing through the temporary programs established or proposed to be established by the U.S. government, which could subject Two Harbors to certain risks,” “The Two Harbors Manager’s failure to make investments on favorable terms that satisfy Two Harbors’ investment strategy and otherwise generate attractive risk-adjusted returns initially and consistently from time to time in the future would materially and adversely affect Two Harbors,” and “Two Harbors’ real estate assets are subject to risks particular to real property.”

16.	In connection with the proceeding comment, the two risk factors on page 20 both deal with access to leverage and appear to address the same risk. Please revise to combine the two risk factors to provide brevity.

On pages 21 and 22, we have combined the above referenced risk factors as requested.

The Two Harbors Manager’s, Pine River’s and Sub-Manager’s liability…, page 31

17.	We note your response to comment 18 and the removal of the sentence that directly refers to contractual vs. fiduciary rights. However, we also note that the second sentence of the narrative appears to suggest none of your sponsor’s or manager’s affiliates, which would include your officers and directors, are liable to you except for willful misconduct or gross negligence. Based on your disclosure here, it is unclear if you have any fiduciaries. In the appropriate section, please revise to identify the parties that are fiduciaries to you.

We have added disclosure on page 171 regarding the duties owed to Two Harbors by its directors and officers. In order to provide context to the disclosure, we note that we have reinserted the statement that PRCM Advisers LLC (the “Two Harbors Manager”) maintains a separate contractual relationship with Two Harbors.

Proposals to be Considered by the Capitol Stockholders

The Initial Charter Proposal, page 61

18.	We note your response to comment 8 that because all three items of this proposal relate to the same section, it should presented as one proposal. However, it appears that the amendments are separate requirements, which could be independently presented even if they are conditioned upon each other. As such, it appears that pursuant to Rule 14a-4(a)(3) of the Exchange Act, these items should be identified separately and explained. Please revise your disclosure accordingly or advise.

We have revised the disclosure throughout the Registration Statement as requested to make each of the initial charter proposals a separate item. However, similar to the “Secondary Charter Proposals,” such proposals will be explained in one single discussion.

Background of the Merger, page 66

19.	We note your response to comment 23. For the discussion about the negotiations with the “privately held software company,” please revise to discuss how the valuations were outside of the desired range. For instance, discuss the per share consideration that resulted from their valuation. Also, for your other discussions, clarify if you were pursuing a cash, stock, or combination transaction.

We have revised the disclosure on pages 65, 66 and 67 of the Registration Statement as requested.

20.	We note your response to comment 25 and reissue the comment. Please revise to provide more detail about the reasons that made this proposal more attractive than the opportunity with the “global outsourcing company to original equipment manufacturers.”

We have revised the disclosure on pages 67 and 68 of the Registration Statement to provide more detail about the reasons that made the transaction with Two Harbors more attractive than the above-referenced opportunity with the global outsourcing company to original equipment manufacturers as requested.

Capitol’s Board of Directors’ Reasons for the Approval of the Merger, page 70

21.	We note your response to comment 27. It is not clear how the experience summarized provides the named persons with substantial experience in making investments of raised funds in real estate programs that invest in mortgage backed securities. Please revise to clarify.

We have revised the disclosure on page 70 of the Registration Statement to clarify that, notwithstanding the experience set forth in response to the Staff’s prior Comment 27, the management of Capitol, including members of its board of directors, do not have substantial experience in making investments in real estate programs that invest in mortgage backed securities.

Two Harbors’ Potential for Future Growth, page 71

22.	We note your response to comment 28. Please revise the disclosure here to discuss the relationships that provide the resulting company with insight into federal government initiatives in the mortgage market.

We have revised the disclosure on page 71 of the Registration Statement to clarify that the relationships of members of Capitol’s board of directors and special advisors will not result in any specialized insight into federal government initiatives in the mortgage market.

23.	We note your response to comment 29 that the “relatively low prices” are compared to January 2008. Based on your disclosure, it appears you are implying that the prices from January 2008 represent a more accurate value than current prices. If not, it is not clear why such characteristic would indicate future growth. Please revise to substantiate the noted implication.

In response to this comment and based on our subsequent discussions with the Staff, we have revised the disclosure on page 71 to delete the reference to non-Agency RMBS pricing, but have retained the cross reference to the “Two Harbors’ Market Opportunity” section, which describes in detail recent pricing trends related to non-Agency RMBS. We have also added new disclosure regarding the lack of Two Harbors’ operating history to balance the disclosure respecting the potential for Two Harbors to achieve attractive risk-adjusted returns.

Asset Portfolios, page 72

24.	We note that Capitol management considered the table prepared by Pine River and its affiliates because it believes a similar portfolio with similar performance should be available. The nature of the noted disclosure is similar to a projection. Please tell us how this disclosure complies with Item 10(b) of Regulation S-K.

The asset portfolios table has been included in the Registration Statement not as a projection of Two Harbors’ future economic performance, but because the information contained in the table was reviewed by Capitol’s board of directors in connection with the board approving the merger agreement and was one of the material elements underlying the board’s recommendation to security holders with respect to the merger. The introductory paragraph to the table explains this context. Nevertheless, we believe that the information contained in the table, if it were deemed to be a projection, would satisfy the requirements of Item 10(b) of Regulation S-K. Two Harbors has confirmed to us that the table was prepared in good faith and that, based upon the knowledge and experience of the Pine River Fixed Income team and the sources used for purposes of creating the table, Two Harbors and Pine River had a reasonable basis for including the information contained in the table. In this regard, as noted in our response to Comment 27, the footnotes to the table have been revised to include additional detail regarding the source data and to indicate that the use of such source data was reasonable. With respect to the format, as noted in the disclosure, the purpose of the table was to demonstrate to the Capitol board the types and performance characteristics of asset portfolios that Two Harbors believed should be available for purchase in the market and the costs of borrowings that Two Harbors believed should be available upon consummation of the merger. In the context of this purpose, Two Harbors has confirmed to us that, in preparing the table, Two Harbors’ and Pine River’s management considered the types and performance characteristics of assets and the costs of borrowing reflected by the source data reviewed by management and included what management believed should be available upon consummation of the merger. Furthermore, in preparing the table, management has confirmed that it considered the manner of the presentation, it took care to assure that the choice of items included in the table was not susceptible of misleading inferences through selective presentation of only favorable items.

With respect to investor understanding, the footnotes to the table, as revised in response to Comment 27, describe the basis for and the assumptions related to the information included in the table. In addition, the introductory paragraph notes the limitations related to the information contained in the table.

25.	Please tell us how the supplemental information attached to your response leads to the interest income column disclosed.

We respectfully note that the supplemental materials supplied with our previous response letter related to the charts in the “Two Harbors’ Market Opportunity” section only and do not contain data that either supports or conflicts with the presentation of yields or interest income in the asset portfolios presentation on pages 72 and 73.

Specifically, the sources used to create the charts in the “Two Harbors’ Market Opportunity” section do not contain yield or interest income data for the asset types listed in the asset portfolios presentation. The data Pine River Capital Management L.P. (“Pine River”) received from Amherst Securities Group LP only related to the historical pricing on senior non-Agency securities shown in the chart of page 157. Similarly, the data Pine River obtained from the UBS Mortgage Strategy Group website only related to the spread history of Fannie Mae current coupon 30 year RMBS over one month LIBOR shown in the chart of page 158. The remaining two charts in the “Two Harbors’ Market Opportunity” section show prepayment curves and were based on data compiled from two sources, Merrill Lynch’s The Mortgage Investor and J.P. Morgan’s MBS Prepayment Monthly; these two reports only provide historical prepayment rates for a number of different securities, and do not contain data regarding yield or interest income.

We note, however, that the footnotes on pages 72 and 73, as revised in response to Comment 27, describe the supplemental information used to support the asset portfolios presentation. We further note that our response to Comment 30 discusses the calculation of the interest income presented in the asset portfolios presentation.

26.	We considered your response to comment 31. However it seems that all of the dollar amounts presented in the table, including equity, assets, interest income and interest expense are dependent upon total dollar amount of equity available for investment. As such, please either amend your table to also reflect the maximum amount of conversions or clearly state that any shareholder conversion would result in a decrease in the aforementioned balances and disclose why the Board does not believe the potential decrease in equity available due to conversions is meaningful to an investor’s decision.

We have amended the table on page 72 to reflect the maximum amount of conversions as requested.

27.	We read your response to comment 32 and the additional disclosure provided on pages 72 and 73. We note that your assumptions were based upon the historical experience of Pine River through the Nisswa Funds, dealer quotes and other third party information. It appears that Pine River’s experience with RMBS investments began in February 2008 and per disclosure on page I-1 the investment strategy for the Nisswa Funds is expected to differ from the investment strategy that Two Harbors intends to employ. Please tell us and disclose how you determined that Pine River’s experience was an appropriate basis for your assumptions in light of these factors. With respect to third party information, substantially expand your disclosure to clarify whether you received data from multiple sources, if the data was adjusted and how you determined that the amounts included in your analysis were reasonable.

Despite differences in the investment strategies between Two Harbors and the Pine River funds, Two Harbors believes that Pine River’s past experience with RMBS investments was an appropriate basis for these assumptions. The strategies of both are fundamentally grounded on a rigorous search for value among RMBS investments. Both strategies take a similar approach to the use of leverage and the hedging of interest rate risks. The same team of investment professionals will guide both strategies going forward, using the same analytical tools and systems. For these reasons, Two Harbors believes it is appropriate to base its yield assumptions on the yields on the securities actually traded by Pine River around the time the presentation was prepared. We have also added disclosure on page 71 indicating that Capitol’s board of directors concluded that it was reasonable to take into account the materials prepared by Two Harbors and Pine River based on the experience of the Pine River Fixed Income team in managing RMBS assets of the type included in the asset portfolios presented, notwithstanding the fact that Two Harbors would pursue an investment strategy that is different in many respects from the Pine River RMBS strategy managed by the team.

In addition, on pages 72 and 73, we have expanded the discussion of the third party sources.

28.	In connection with the preceding comment and your response to comment 30 that you are obligated to include the asset portfolio table, even though you currently do not hold such assets, please revise to clarify if Capitol management sought independent consultation on the information and assumptions provided in the table and the materials prepared by Pine River and its affiliates.

We have revised the disclosure on page 72 of the Registration Statement as requested to indicate that Capitol’s board of directors and management did not seek independent consultation or verification with respect to the information and assumptions provided in the table and the materials prepared by Pine River and its affiliates.

29.	We considered your response to comment 33. Please amend your disclosure to clarify why you believe it is appropriate to include assets acquired through borrowings of nine times invested equity. In addition, your disclosure should clearly state that you do not have any firm borrowing commitments and that the amount and terms of such borrowings will directly impact your agency hybrid asset balance.

Pine River is in negotiations with eight repurchase agreement counterparties to establish trading relationships for Two Harbors. To date, Two Harbors has not yet entered into any repurchase agreements, but currently anticipates doing so prior to the effectiveness of the Registration Statement. Two Harbors intends to update the disclosure prior to the effectiveness of the Registration Statement to indicate that it has entered into repurchase agreements. In the meantime, we have added the requested disclosure to the footnotes to the table on page 72, which we anticipate will be updated by the aforementioned disclosure prior to effectiveness.

Footnote (4), page 73

30.	Your disclosure in note (4), a footnote to interest income, states that you used various assumptions related to prepayments, defaults and losses. Please describe how those assumptions impact interest income which appears to be calculated as the asset balance multiplied by the yield.

The interest income presented in the table is calculated by multiplying the asset balance by the yield. Underlying mortgage loan repayments, defaults and losses impact RMBS yields, which accordingly impact interest income. In response to this comment, we have moved footnote (4) so that it now relates directly to the yield column of the table. We have added further disclosure in footnote (4) to explain how prepayments, defaults and losses impact RMBS yields.

31.	We note your disclosure which states that there has been no compensation exchanged between Capitol and Two Harbors. However this statement is contrary to your disclosure in footnote E which states that the holders of Capitol common stock will receive shares of Two Harbors on a one-for-one basis. Please revise your disclosure accordingly to clarify the consideration transferred in the transaction.

We have revised the disclosure on page 113 to remove the statement that no compensation has been exchanged.

32.	We read the additional disclosure included on page 115 in response to comment 47. Given that Capitol has historical operations including $2.3 million in net income and you have identified a range of approximately $1.9 million to $4.1 million in costs related to the merger, it is unclear how you determined that a pro forma income statement is not required. Please revise to include.

In response to this comment and based on our subsequent discussions with the Staff, we have included a pro forma income statement in the Registration Statement on pages 15, 114 and 115.

The Experience of Two Harbors’ Investment Team and Pine River Management, page 73

33.	In order to balance your disclosure, please revise to clarify that the 95.6% return references a strategy that you will likely not employ.

We have added disclosure on page 74 indicating that the investment strategy of Pine River’s RMBS strategy is different from the investment strategy of Two Harbors and a cross reference to the more detailed discussion of these differences.

Valuation, page 73

34.	We note your response to comment 35 that you had to provide this disclosure because Capitol’s management considered it. Please clarify if Capitol’s management consulted with an independent third party regarding the valuation. If not, please discuss the weight management assigned to the valuation and why it was reasonable to consider a valuation based primarily on assumptions prepared by the target.

We have revised the disclosure on page 74 of the Registration Statement as requested.

35.	We note your response to comment 36. It is not clear how the conversion affects the valuation here. Please revise to discuss the effect of conversion and possible side purchases here.

We have revised to discuss the effects of conversion and other purchases on page 74 as requested. In particular, we have added disclosure showing the quantitative effect of conversion and other purchases on the total estimated transaction costs as a percentage of funds released from Capitol’s trust account available for investment by Two Harbors.

Conversion Rights, page 78

36.	We note your response to comment 41 and reissue the comment. Please revise to clarify the time frame you will provide to allow converting shareholders the opportunity to obtain their certificates in order to tender such certificates to you.

We have revised the disclosure on page 79 of the Registration Statement to indicate that stockholders will have at least 14 days from the date notice of the meeting is mailed to stockholders to obtain their certificates.

Actions that may be taken to secure approval of Capitol’s stockholders, page 79

37.	Please revise to clarify the reference to “non-cash arrangements” on page 79.

We have revised the disclosure on page 81 of the Registration Statement to clarify the reference to “non-cash arrangements” as requested.

The Secondary Charter Proposals, page 117

38.	We note your response to comment 8. Please revise to separately identify each provision that is related to your qualification as a REIT for tax purposes.

We have revised the disclosure throughout the Registration Statement to separately present the REIT provisions as requested.

The Warrant Amendment Proposal, page 120

39.	Please revise to provide each change to the warrants’ terms as a separate proposal.

We have revised the disclosure throughout the Registration Statement to present the warrant amendments as separate proposals as requested.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to the Unaudited Condensed Combined Pro Forma Financial Statements

40.	We read your response to comment 49 and note the additional disclosure on page 116. Please tell us your basis in GAAP when determining the modifications of terms for an equity arrangement would not result in an incremental fair value adjustment.

In response to your question, we agree with the Staff that a modification in an equity instrument that results in material incremental fair value needs to be accounted for in the financial statements. Based upon the guidance prescribed in ASC 718 and the Black-Scholes option pricing model for the warrants, the modification of the warrants in connection with the merger will not result in any incremental fair value of the warrants, because the significant increase in the strike price from $7.50 to $11.00 more than offsets the one year extension of the expiration date.

Footnote D, pages 115-116

41.	We considered your response to comment 52 and your disclosure in footnote D. Please disclose whether your assumptions include paying a fee to an aggregator and clarify, if true, that the aggregator would pay the per-share conversion price.

We have revised the disclosure in footnote D on pages 118 and 119 as requested.

Liquidity and Capital Resources, page 127

42.	Please revise to discuss the services that Credit Suisse provided relating to the referenced advisory fee.

We have added disclosure on page 132 regarding the services as requested.

Historical Performance of Pine River’s RMBS Strategy, page 132

43.	We note your response to comment 55. It continues to remain unclear how the returns disclosed here are calculated. The performance disclosure references a “strategy” while your explanation refers to investors’ accounts. Do the investors’ accounts only represent Pine River’s investments in RMBS? We also note that it was not until August 2008 that Pine River created Nisswa Fixed Income Fund as a stand-alone investment entity. As such, we reissue the comment. Please revise to fully explain how the returns disclosed on page 132 were calculated.

In response to this comment and based on our subsequent discussions with the Staff, we have revised the disclosure on page 137 to provide additional explanation.

44.	We note your response to comment 57. We also note that the Nisswa funds engaged in active trading of RMBS and CDOs. Please revise to clarify if you will also engage in “active” trading.

We have added disclosure on pages 138 and I-1 regarding active trading as requested.

Portfolio Construction, page 135

45.	We note your response to comment 58 that discloses the different types of collateral backing non-agency RMBS. The prior comment was meant to elicit more disclosure about how you will use the proceeds among the different types of non-agency RMBS. Please revise to discuss the initial breakdown among non-agency assets that you will invest in.

As indicated in the current disclosure, Two Harbors will invest in the subcategories of non-Agency RMBS based on the Two Harbors Manager’s judgment respecting those securities that present the most attractive investment opportunities at the time of acquisition. Although Two Harbors could present an assumed initial breakdown within the sub-categories of non-Agency RMBS based on current market conditions, market conditions will likely change between the effective date of the Registration Statement and the consummation of the merger. We respectfully inform the Staff that Two Harbors therefore believes that providing such an assumed initial breakdown would likely not be indicative of the actual breakdown of Two Harbors’ investments in such sub-categories following the consummation of the merger. Consequently, Two Harbors believes that such disclosure would be of limited use to investors, and may be potentially confusing to investors. As a result, we have not revised the disclosure.

46.	We note your response to comment 60. Please revise to clarify if there is a maximum leverage you would employ if given the opportunity to access government financing to fund your non-agency investments.

We have added disclosure on page 141 indicating that Two Harbors has not established target or maximum leverage ratios in this regard as requested.

Two Harbors’ Financing Strategy, page 142

47.	We note your response to comment 59 that you have added disclosure on page 142 discussing how private financing may affect the percentage allocated to non-agency RMBS. We are not able to locate that disclosure on page 142. Please advise.

The page number referenced in our prior response to Comment 59 was incorrect. We had intended to reference the following disclosure on page 141: “To the extent available to Two Harbors, Two Harbors may seek to finance its non-Agency RMBS with financings under programs established by the U.S. Government or private financing sources. If this financing were to become available on favorable terms, Two Harbors would consider increasing the equity allocation of non-Agency RMBS in its portfolio, subject to maintaining its qualification as a REIT and its exemption from registration under the 1940 Act.”

Termination Fee…, page 171

48.	We note your response to comment 63 that if the manager declines to renew the management agreement, you would not be required to pay the termination fee. The prior comment sought to clarify if such fee is payable if you decide not to renew the agreement. Please revise.

There are only two circumstances under which Two Harbors may terminate the management agreement. As described in the first paragraph under “Management of Two Harbors Following the Merger — Management Agreement with the Two Harbors Manager — Termination Fee,” Two Harbors may terminate the agreement, upon the vote of the vote of at least two-thirds of all of Two Harbors’ independent directors or by a vote of the holders of a majority of the outstanding shares of Two Harbors’ common stock, based upon: (i) the Two Harbors Manager’s unsatisfactory performance that is materially detrimental to Two Harbors, or (ii) a determination that the management fees payable to the Two Harbors Manager are not fair, subject to the Two Harbors Manager’s right to prevent termination based on unfair fees by accepting a reduction of management fees agreed to by at least two-thirds of all of Two Harbors’ independent directors. Two Harbors is required to pay the termination fee in connection with such a termination. In addition, as described in the second paragraph of the above referenced subsection, Two Harbors may terminate the management agreement, without payment of the termination fee, for cause. We have added disclosure on page 176 to clarify that these are the only circumstances under which Two Harbors may terminate the agreement.

Conflicts Relating to the Two Harbors Manager, page 172

49.	We note your response to comment 65 that you would only pay fair value for assets acquired from Pine River or its affiliates. Please revise to clarify how fair value would be determined.

We have clarified the disclosure on page 178 as requested.

Annex I

50.	Please provide us with an explanation as to why the two disclosed funds here should be considered programs pursuant to Industry Guide 5. We note your disclosure on page I-1 which states that the Pine River RMBS strategy was conducted as a component of the Nisswa Master Fund from February 2008 through July 2008. Similarly we note that beginning in September 2008 through June 2009 the Pine River RMBS strategy was conducted exclusively through the Nisswa Fixed Income Fund. Please tell us and disclose the investment strategies, aside from RMBS, that are reflected in the prior performance tables for each fund and approximately how much of each fund’s performance is attributable to RMBS activity.

As disclosed in the Registration Statement under the caption “Business of Two Harbors — Historical Performance of Pine River’s RMBS Strategy,” the Nisswa Fixed Income Fund (and before September 2008 the RMBS strategy component of the Nisswa Master Fund) traded in fixed-rate, adjustable and interest only RMBS, including CMOs and TBAs, and equity investments in REITs. With respect to the Nisswa Master Fund, the disclosure on page I-1 indicates that the prior performance tables relate to the fund’s four investment strategies: global convertible arbitrage, capital structure arbitrage, SPAC warrant arbitrage, and the RMBS strategy (also referred to as fixed income arbitrage). We have added disclosure on page I-2 stating the total amount of the Nisswa Master Fund’s net income (loss) during the periods covered by the prior performance tables and the amount of the Nisswa Master Fund’s net income (loss) that was attributable to the RMBS strategy during these periods. Furthermore, we have added disclosure on page I-2 confirming that, during the periods covered by the tables, all of the activity in the Nisswa Fixed Income Fund was attributable to the RMBS strategy.

Table I – Nisswa Fixed Income Fund, page I-2

51.	Considering the amount in the first column is an intercompany investment and not funds raised by the sponsor, it is not clear why you have included it in this table. Please explain.

We included the amount in the table because the invested amount was originally raised from third parties as part of the Nisswa Master Fund and then invested by the Nisswa Master Fund in the Nisswa Fixed Income Fund. We revised the footnote to the table to clarify further the source of the funding.

52.	We note disclosure here concerning amounts raised. Please tell us why you have not provided Section 8.A of Industry Guide 5 disclosure in the prospectus.

In response to this comment, on page 138, we have supplemented the information in the Registration Statement under the caption “Business of Two Harbors — Historical Performance of Pine River’s RMBS Strategy,” with additional applicable information contemplated by Section 8.A of Industry Guide 5. Specifically, for Item 1, we have added information relating to the total amount of money raised from investors and the total number of investors. In addition, based on our subsequent discussions with the Staff, we have added disclosure indicating that no selling commissions were paid in connection with Pine River raising such capital. The disclosure also includes a cross-reference to the prior performance tables. In addition, for Item 2, we have included a cross reference to the “Two Harbors’ Market Opportunity” section of the Registration Statement, which we believe addresses adverse business matters. We do not believe that Item 3 is applicable since Pine River has not sponsored any Public Programs. For Item 4, we note that the existing disclosure already discusses the types of assets acquired by the Nisswa Master Fund and the Nisswa Fixed Income Fund.

Table II – Nisswa Fixed Income Fund Compensation to Sponsor, page I-2

53.	Please confirm that all amounts in the table, including the fees paid to the sponsor and sales of notes and investments are in thousands of dollars. Also confirm that all amounts reported in Table III are in thousands of dollars.

We hereby confirm that all dollar amounts are in thousands of dollars. We have added on page I-2 additional disclosure indicating that all dollar amounts are in thousands of dollars.

54.	Please revise to provide the disclosure here in a single column for each entity disclosed.

In response to this comment and based on our subsequent discussions with the Staff, we have combined the presentation into a single column on page I-3.

Table III – Nisswa Fixed Income Fund Operating Results, page I-3

55.	Please revise to clarify the source of other income disclosed in this table.

In response to this comment and based on our subsequent discussions with the Staff, we have added on page I-4 a footnote to the table clarifying the source of the other income.

We respectfully request that additional comments, if any, in connection with the subject filing be directed to the undersigned at Clifford Chance US LLP, Attention: Jay Bernstein and Brian Hoffmann, 31 West 52nd Street, New York, New York 10019 (fax: 212-878-8375).

Very truly yours,

/s/ Jay L. Bernstein

Jay L. Bernstein

Enclosure

cc:	Brian C. Taylor, Chairman

Two Harbors Investment Corp.

601 Carlson Parkway, Suite 330

Minnetonka, MN 55305

Mark D. Ein, Chief Executive Officer

Capitol Acquisition Corp.

509 7th Street, N.W.

Washington, D.C. 20004

David Alan Miller, Esq.

Jeffrey M. Gallant, Esq.

Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, New York 10174